TSX:GNG
www.goldengoliath.com

March 24, 2016

VIA SEDAR

British Columbia Securities Commission

9th Floor, 701 West Georgia Street

Vancouver, B.C. V7Y 1L2

Attention: Corporate Financial Department

Dear Sir or Madam:

Re:

Golden Goliath Resources Ltd. (the “Company”)

Annual General Meeting

As required by Section 2.2 of National Instrument 54-101, please be advised of the following:

Name of Issuer:

Golden Goliath Resources Ltd.

CUSIP Number:

381059104

Type of meeting

Annual General Meeting (AGM)

Meeting Date:

May 31, 2016

Record Date for Notice of Meeting:

April 26, 2016

Record Date for Voting:

April 26, 2016

Beneficial Ownership Determination Date:

April 26, 2016

Class of Securities Entitled to Receive Notice:

Common Shares

Class of Securities Entitled to Vote:

Common Shares

Business Type:

Routine

OBO Distribution Type:

Issuer will not pay for OBO’s

Material Distributed to

All Canadian Holders

If you have any questions please do not hesitate to contact the undersigned.

Yours truly,

GOLDEN GOLIATH RESOURCES LTD.

“J. Paul Sorbara”

President/CEO

cc: Alberta Securities Commission

cc: P.E.I. Securities Commission

cc: Manitoba Securities Commission

cc: Quebec Securities Commission

cc: New Brunswick Securities Commission

cc: Saskatchewan Securities Commission

cc: Newfoundland Securities Commission

cc: Registrar of Securities – NT

cc: Nova Scotia Securities Commission

cc: Registrar of Securities – YT

cc: Ontario Securities Commission

cc: Nunavut

cc: TSX Venture Exchange

cc: CDS Inc.

cc: Computershare Investor Services Inc.